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                                       UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Visual Bible International Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

928419308

(CUSIP Number)

December 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928419308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AGF Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario CANADA

	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,312,982

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,312,982

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,982

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.22%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 928419308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AGF Funds Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ X ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario CANADA

	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,312,982

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,312,982

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,982

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.22%

12.	Type of Reporting Person (See Instructions) CO

SCHEUDLE 13G
Item 1.
(a)	Name of Issuer: Visual Bible International Inc.
(b)	Address of Issuer's Principal Executive Offices: 5100 Town Center Circle Suite 330 Boca Raton FL 33486
Item 2.
(a)	Name of Person Filing AGF Management Limited and AGF Funds Inc.
(b)	Address of Principal Business Office or, if none, Residence P.O. Box 50, Toronto Dominion Bank Tower, 31st Floor Toronto, Ontario, M5K 1E9
(c)	Citizenship Canadian
(d)	Title of Class of Securities Visual Bible International Inc. (Common Stock)
(e)	CUSIP Number 928419308

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with Section240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 5,312,982
(b)	Percent of class: 6.22%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 5,312,982
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 5,312,982

Item 5.

Ownership of Five Percent or Less of a Class: [ ]

This statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. See "Exhibit A"

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2005
Date

/s/ Jacqueline Sanz
Signature

Jacqueline Sanz, Chief Privacy Officer, Vice President, Compliance and Risk Analysis
Name/Title

Exhibit A

AGF Management Limited

(100% directly or indirectly)

=

=

=

=

AGF Funds Inc.